Exhibit 12.1

SandRidge Energy, Inc.

Computation of Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2011		2010	2009	2008	2007
	(dollars in thousands)
Fixed Charges:
Interest expense	$243,818	(a)	$239,343 (a)	$186,137 (a)	$138,282 (a)	$117,185
Interest component of rent	510		872	1,052	800	767
Capitalized interest	3,052		1,265	—	365	1,987

Total	$247,380		$241,480	$187,189	$139,447	$119,939

Earnings:
Pretax (loss) income from continuing operations (b)	$102,139		$(256,115)	$(1,785,326)	$(1,481,006)	$75,373
Fixed charges	247,380		241,480	187,189	139,447	119,939
Less: interest capitalized in current period	(3,052)		(1,265)	—	(365)	(1,987)
Add: previously capitalized interest amortized in current period	377		246	222	481	197

Total	$346,844		$(15,653)	$(1,597,915)	$(1,341,443)	$193,522

Ratio of Earnings to Fixed Charges	1.4		—	—	—	1.6
Insufficient coverage	$—		$257,134	$1,785,104	$1,480,890	$—
Fixed Charges	$247,380		$241,480	$187,189	$139,447	$119,939
Preferred dividends (c)	55,583		37,442	8,813	16,232	63,337

Total	$302,963		$278,922	$196,002	$155,679	$183,276

Earnings	$346,844		$(15,653)	$(1,597,915)	$(1,341,443)	$193,522

Ratio of Earnings to Fixed Charges and Preferred Dividends	1.1		—	—	—	1.1
Insufficient coverage	$—		$294,576	$1,793,917	$1,497,122	$—

(a)	Interest expense for the year ended December 31, 2011, 2010, 2009 and 2008 excludes the effect of ($6.2) million, $8.4 million, $(0.4) million and $8.7 million unrealized (gain) loss, respectively, on interest rate swaps.
(b)	Excludes undistributed income from equity investees.
(c)	Preferred dividends are presented on a pre-tax basis.